Exhibit 99.1

FreeSeas Announces New Charter for Vessels

Athens, Greece, November 11, 2015 -- FreeSeas Inc. (Nasdaq: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize vessels and an owner of a controlling stake in a company commercially operating tankers and dry-bulkers, announced today that the Company-owned vessel M/V Free Neptune, a 1996-built, 30,838 dwt Handysize vessel, has contracted a voyage charter of approximately 35 days duration, yielding an estimated equivalent T/C rate of approximately $7,000 per day.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers and also is an owner of a controlling stake in a company commercially operating tankers and dry-bulkers. Currently, it has a fleet of Handysize vessels. FreeSeas' common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr